EXHIBIT 99.1

Cawley, Gillespie & Associates, Inc.

PETROLEUM CONSULTANTS

13640 BRIARWICK DRIVE, SUITE 100 AUSTIN, TEXAS 78729-1707 512-249-7000	306 WEST SEVENTH STREET, SUITE 302 FORT WORTH, TEXAS 76102-4987 817- 336-2461 www.cgaus.com	1000 LOUISIANA STREET, SUITE 625 HOUSTON, TEXAS 77002-5008 713-651-9944

March 5, 2015

Triangle Petroleum Corporation
1200 17th St., Suite 2600
Denver, CO 80202
Re: Reserves Audit
Triangle Petroleum Corporation Interests
Total Proved Reserves as of January 31, 2015
Pursuant to the Guidelines of the Securities and Exchange Commission for Reporting Corporate Reserves and Future Net Cash Flows

Gentlemen:

At the request of Triangle Petroleum Corporation  (“Company”), Cawley, Gillespie & Associates, Inc. (CG&A) has conducted a reserves audit of Company estimates of proved reserves and projected future cash flows (excluding income taxes) as of January 31, 2015 (the “Effective Date”) and attributable to the Company’s oil and gas properties. The Company’s common stock is publicly traded under the symbol TPLM on the NYSE MKT stock exchange. The purpose of this report is for its inclusion in Company’s Annual Report for the year ended January 31, 2015 being filed on Form 10-K with the U.S. Securities and Exchange Commission (“SEC”).

CG&A examined 100% of the Company’s estimates of proved reserves. Approximately 99.0% of the Company’s proved reserves are for oil and gas properties in various fields in North Dakota.  The remainder is for interests in 13 Montana producing wells near the North Dakota border.

Our examination included all methods and procedures we considered necessary under the circumstances to render the opinion set forth herein. The estimates as prepared by the Company and audited by CG&A are summarized as follows:

					Cumulative
	Net Reserves				Cash Flow
	Oil	Natural Gas	NGL	Net	Disc. @ 10%
	(Mbbls)	(MMcf)	(Mbbls)	MBOE	(M$)

Total Proved	48,091.3	40,185.3	4,081.4	58,870.2	982,813.1

Proved Developed Producing	25,629.1	21,233.6	1,993.8	31,161.8	730,600.6

Proved Developed Non-Prod.	3,976.1	2,902.8	356.5	4,816.4	72,702.1

Proved Undeveloped	18,486.1	16,049.0	1,731.1	22,892.0	179,510.4

Triangle Petroleum Corporation

Reserves Audit

March 5, 2015

The Company’s Reservoir Manager is the technical person primarily responsible for overseeing the preparation of the Company’s reserve estimates. The Company and the Reservoir Manager represent that he (i) has been a Petroleum Engineer since 1995, (ii) has 20 years’ experience as a petroleum engineer, (iii) is a member of the Society of Petroleum Engineers and (iv) holds an undergraduate degree in petroleum engineering.

Future revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes.  In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its cumulative discounted cash flow or “present worth”.  The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

The oil reserves include oil and condensate.  Oil volumes are expressed in barrels (42 U.S. gallons).  Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base. Our audit involved proved reserves only and did not include any probable or possible reserves, nor have any values been attributed to interest in acreage beyond the location for which undeveloped reserves have been estimated.

Hydrocarbon Pricing

The base SEC oil, gas and NGL prices calculated by the Company for January 31, 2015 were $91.22 per barrel,  $4.20 per MMBTU and $50.07 per barrel, respectively.  As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil, gas and NGL prices are based upon WTI-Cushing (OK), Henry Hub (LA) and Conway (KS) spot prices, respectively, as published by Bloomberg for February 1, 2014 through January 1, 2015.

The base prices shown above were adjusted for differentials on a per-property basis, which may include local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices over the life of the proved properties were estimated to be $78.15 per barrel for oil, $4.067 per MCF for gas and $8.43 per barrel for NGLs.  At January 31, 2015, a portion of the Company’s sales of natural gas are before gas processing, whereby the BTU content and sales value of the gas at point of sale are very close to the base price at Henry Hub. At January 31, 2015, the Company had no derivative instruments designated as price hedges, and therefore, the potential effects of derivative instruments designated as price hedges of oil and gas volumes are not reflected in the Company's future cash flows related to proved reserves in accordance with SEC guidelines.

Commercial Parameters

Ownership was accepted as furnished and has not been independently confirmed. Oil and gas price differentials, gas shrinkage, ad valorem taxes, severance taxes, lease operating expenses and investments were calculated and prepared by the Company and were reviewed by us for reasonableness.

The future per-well operating expenses for proved reserves reflect economic conditions at January 31, 2015 whereby fixed and variable cost rates at that date were applied to existing and expected operations of the wells, including allowance for repairs and maintenance, based on analysis of historical

Triangle Petroleum Corporation

Reserves Audit

March 5, 2015

monthly operating expenses in the year ended January 31, 2015 and agreements in place at January 31, 2015.    These operating expenses include only those costs directly applicable to the leases or wells.   For non-operated properties, the operating expenses include the COPAS overhead costs that are allocated directly to the leases and wells under terms of joint operating agreements.

Investments applied by the Company for future development are based on authorizations for expenditure (AFE) for the proposed work or actual costs for similar projects. CG&A has reviewed a representative sample of the historical AFEs and the proposed drilling and completion capital costs applied in the valuation, and both the investment amounts and scheduling appear reasonable and reliable.

Severance and production taxes were applied at standard rates as published by the State of North Dakota and Montana. For North Dakota wells, severance taxes were applied at 11.5 percent of net oil revenue and at $0.0982 per MCF of net wet gas sales. For Montana production, severance taxes were applied at 9.00 percent of net revenue. North Dakota and Montana do not assess ad valorem taxes on oil and gas sales.

While it may reasonably be anticipated that the future prices received for the sale of production may increase or decrease from existing levels, such changes were omitted from consideration in making this evaluation, in accordance with SEC guidelines.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC as defined in pages 2 and 3 of the Appendix following this letter. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. Government policies and market conditions different from those employed in this report may cause (1) the total quantity of oil or gas to be recovered, (2) actual production rates, (3) prices received, or (4) operating and capital costs to vary from those presented in this report.  However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

The Company’s proved undeveloped reserves are for 103 proved undeveloped locations, with 96 targeting the Middle Bakken reservoir and 7 targeting the Three Forks formation. Each of these drilling locations proposed as part of the Company’s development plans conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, the Company has indicated it has every intent to complete this development plan within the next five years. Furthermore, the Company has demonstrated that it has the proper company staffing, financial backing and prior development success to reasonably ensure this five-year development plan will be fully executed, assuming no significant adverse future changes from oil and gas prices and operating cost rates reflected in the estimation of proved reserves at the Effective Date.

Reserve Estimation Methods

The methods employed in estimating reserves are described in page 1 of the Appendix following this letter. Reserves for producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy. In general, these methods relied upon extrapolations of historical production and pressure data available through January 31, 2015 in those cases where such data were considered to be reliable.

Triangle Petroleum Corporation

Reserves Audit

March 5, 2015

Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using analogy with production performance of offsetting producing well(s) and nearby producing well(s). Analogy with such producing wells provides a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves for Company properties, due to the mature nature of the Company’s properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this audit.

The estimation of economically recoverable oil and gas reserves and related future net cash flows requires consideration of many factors and assumptions as part of our analysis. Consideration is given to, but not limited to, the use of reservoir parameters derived from engineering and geoscience data which cannot be measured directly, forecasts of future production rates, and economic criteria based on current costs and SEC pricing requirements.  As per SEC guidelines  (see Appendix page 2), proved reserves are those quantities of oil and gas that can be estimated with reasonable certainty to be economically producible from known reservoirs, under existing economic conditions, as of the effective date of the report. The Company has informed us that they have furnished us all of the engineering data, geoscience data, reports and other data required for this analysis.

General Discussion

An on-site field inspection of the properties has not been performed. The mechanical operation and condition of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. (“CG&A”). The Company’s estimates of abandonment costs for Bakken properties were used in this report. CG&A has not performed a detailed study of the abandonment costs or salvage values associated with the Company properties.  Possible environmental liability related to the Company properties has not been investigated nor considered.

The estimates and forecasts were based upon interpretations of data furnished by the Company and other data available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third-party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

Audit Opinion

In our opinion, the Company’s estimates of future reserves for the audited properties were prepared in accordance with generally accepted petroleum engineering and evaluation principles for the estimation of future reserves as set forth in the Society of Petroleum Engineers' Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information. Furthermore, we found no bias in the utilization and analysis of data in estimates for these properties.

In our opinion,  the overall proved reserves and future net cash flows as estimated by the Company are, in the aggregate, reasonable within the established audit tolerance guidelines of 10 percent as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers.

Triangle Petroleum Corporation

Reserves Audit

March 5, 2015

In general, we were in reasonable agreement with the Company's estimates of proved reserves, future production and discounted future net cash flow for the properties which we reviewed; however, in certain cases there was more than an acceptable variance between the Company's estimates and our estimates due to a difference in interpretation of data or due to our having access to data which were not available to the Company when its reserve estimates were prepared. In these cases, the Company revised its estimates to be in alignment with our estimates. As such, it is our opinion that the data presented herein for the properties that we reviewed fairly reflect the estimated net reserves owned by Triangle Petroleum Corporation.

It should be understood that our audit and the development of our reserves forecasts do not constitute a complete reserve study of the oil and gas properties of the Company.  In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by the Company with respect to ownership interests, oil and gas production, historical costs of operation and developments, product prices, agreements relating to current and future operations and sales of production.    Furthermore, if in the course of our examination something came to our attention which brought into question the validity or sufficiency of any of such information, we did not rely on such information until we had properly resolved our questions or independently verified such information.

Professional Qualifications and Usage

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists.  The firm has provided petroleum consulting services to the oil and gas industry for over 50 years. This audit was supervised by W. Todd Brooker,  Senior Vice President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). Mr. Brooker received his Bachelor of Science degree in Petroleum Engineering from the University of Texas at Austin in 1989, and joined CG&A as a reservoir engineer in 1992.

This audit report was prepared exclusively for Triangle Petroleum Corporation and may not be used by other parties without prior written consent. We do not own an interest in the audited properties or Triangle Petroleum Corporation and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this audit. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Sincerely,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm (F-693)

W. Todd Brooker, P.E.
Senior Vice President

APPENDIX

Methods Employed in the Estimation of Reserves

The four methods customarily employed in the estimation of reserves are (1) production performance, (2) material balance, (3) volumetric and (4) analogy.  Most estimates, although based primarily on one method, utilize other methods depending on the nature and extent of the data available and the characteristics of the reservoirs.

Basic information includes production, pressure, geological and laboratory data.  However, a large variation exists in the quality, quantity and types of information available on individual properties.  Operators are generally required by regulatory authorities to file monthly production reports and may be required to measure and report periodically such data as well pressures, gas-oil ratios, well tests, etc.  As a general rule, an operator has complete discretion in obtaining and/or making available geological and engineering data.  The resulting lack of uniformity in data renders impossible the application of identical methods to all properties, and may result in significant differences in the accuracy and reliability of estimates.

A brief discussion of each method, its basis, data requirements, applicability and generalization as to its relative degree of accuracy follows:

Production performance.  This method employs graphical analyses of production data on the premise that all factors which have controlled the performance to date will continue to control and that historical trends can be extrapolated to predict future performance.  The only information required is production history.  Capacity production can usually be analyzed from graphs of rates versus time or cumulative production.  This procedure is referred to as “decline curve” analysis.  Both capacity and restricted production can, in some cases, be analyzed from graphs of producing rate relationships of the various production components.  Reserve estimates obtained by this method are generally considered to have a relatively high degree of accuracy with the degree of accuracy increasing as production history accumulates.

Material balance.  This method employs the analysis of the relationship of production and pressure performance on the premise that the reservoir volume and its initial hydrocarbon content are fixed and that this initial hydrocarbon volume and recoveries therefrom can be estimated by analyzing changes in pressure with respect to production relationships.  This method requires reliable pressure and temperature data, production data, fluid analyses and knowledge of the nature of the reservoir.  The material balance method is applicable to all reservoirs, but the time and expense required for its use is dependent on the nature of the reservoir and its fluids.  Reserves for depletion type reservoirs can be estimated from graphs of pressures corrected for compressibility versus cumulative production, requiring only data that are usually available.  Estimates for other reservoir types require extensive data and involve complex calculations most suited to computer models which makes this method generally applicable only to reservoirs where there is economic justification for its use.  Reserve estimates obtained by this method are generally considered to have a degree of accuracy that is directly related to the complexity of the reservoir and the quality and quantity of data available.

Volumetric.  This method employs analyses of physical measurements of rock and fluid properties to calculate the volume of hydrocarbons in-place.  The data required are well information sufficient to determine reservoir subsurface datum, thickness, storage volume, fluid content and location.  The volumetric method is most applicable to reservoirs which are not susceptible to analysis by production performance or material balance methods.  These are most commonly newly developed and/or no-pressure depleting reservoirs.  The amount of hydrocarbons in-place that can be recovered is not an integral part of the volumetric calculations but is an estimate inferred by other methods and a knowledge of the nature of the reservoir.  Reserve estimates obtained by this method are generally considered to have a low degree of accuracy; but the degree of accuracy can be relatively high where rock quality and subsurface control is good and the nature of the reservoir is uncomplicated.

Analogy.  This method, which employs experience and judgment to estimate reserves, is based on observations of similar situations and includes consideration of theoretical performance. The analogy method is a common approach used for “resource plays,” where an abundance of wells with similar production profiles facilitates the reliable estimation of future reserves with a relatively high degree of accuracy. The analogy method may also be applicable where the data are insufficient or so inconclusive that reliable reserve estimates cannot be made by other methods. Reserve estimates obtained in this manner are generally considered to have a relatively low degree of accuracy.

Much of the information used in the estimation of reserves is itself arrived at by the use of estimates.  These estimates are subject to continuing change as additional information becomes available.  Reserve estimates which presently appear to be correct may be found to contain substantial errors as time passes and new information is obtained about well and reservoir performance.

Cawley, Gillespie & Associates, Inc.	Appendix Page 1

APPENDIX

Reserve Definitions and Classifications

The Securities and Exchange Commission, in SX Reg. 210.4-10 dated November 18, 1981, as amended on September 19, 1989 and January 1, 2010, requires adherence to the following definitions of oil and gas reserves:

“(22)Proved oil and gas reserves.  Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations— prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

   “(i)The area of a reservoir considered as proved includes: (A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

   “(ii)In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

   “(iii)Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

   “(iv)Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

   “(v)Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

“(6)Developed oil and gas reserves.  Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

   “(i)Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

   “(ii)Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

“(31)Undeveloped oil and gas reserves.  Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

   “(i)Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

   “(ii)Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

   “(iii)Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

Cawley, Gillespie & Associates, Inc.	Appendix Page 2

“(18)Probable reserves.  Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

   “(i)When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

   “(ii)Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

   “(iii)Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

   “(iv)See also guidelines in paragraphs (17)(iv) and (17)(vi) of this section (below).

“(17)Possible reserves.  Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

   “(i)When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

   “(ii)Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

   “(iii)Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

   “(iv)The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

   “(v)Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

   “(vi)Pursuant to paragraph (22)(iii) of this section (above), where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.”

Instruction 4 of Item 2(b) of Securities and Exchange Commission Regulation S-K was revised January 1, 2010 to state that “a registrant engaged in oil and gas producing activities shall provide the information required by Subpart 1200 of Regulation S–K.”  This is relevant in that Instruction 2 to paragraph (a)(2) states: “The registrant is permitted, but not required, to disclose probable or possible reserves pursuant to paragraphs (a)(2)(iv) through (a)(2)(vii) of this Item.”

“(26)Reserves.  Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

“Note to paragraph (26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).”

Cawley, Gillespie & Associates, Inc.	Appendix Page 3